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                            April 21, 2023

       Chad L. Kalmakoff
       Chief Financial Officer
       Baytex Energy Corp.
       2800, 520     3rd Avenue S.W.
       Calgary, Alberta
       T2P 0R3

                                                        Re: Baytex Energy Corp.
                                                            Registration
Statement on Form F-4
                                                            Filed April 7, 2023
                                                            File No. 333-271191

       Dear Chad L. Kalmakoff:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4

       Unaudited Pro Forma Consolidated Financial Information, page 147

   1. We note that you refer to transactions contemplated by the Merger Agreement as
                                                           Transactions,    and
transactions contemplated by the debt commitment letter as
                                                           Financing
Transactions,    in describing the composition of your pro forma illustration
and
                                                        elsewhere in the
filing. Please replace references to    Transactions    with    Merger
                                                        Transactions    or
another term that will similarly convey its nature and provide differentiation. Please
revise your pro forma statement of position and pro
                                                        forma statement of
income to present adjustments for the Merger Transaction and the
                                                        Financing
Transaction(s) in separate columns and group your descriptions of pro forma adjustments in Notes 5
and 6 under corresponding subsection labels.
 Chad L. Kalmakoff
Baytex Energy Corp.
April 21, 2023
Page 2
2. Although you present a column you label "Presentation conforming adjustments - IFRS", you appear to have included certain adjustments to conform the pro forma financial information presented for Ranger to IFRS and Baytex accounting policies in the "Pro forma adjustments" column based on the descriptions in Note 5.a., 5.e.and 6.b. For example, it is unclear whether the adjustments included in Note 5.a., relating to the reversal of an impairment charge or a change in the discount rate on asset retirement obligations are Merger Transaction adjustments. All adjustments not directly related to the Merger Transaction or the Financing Transaction(s) should be presented in a separate column in your pro forma statement of financial position and pro forma statement of income. Please refer to Rule 11-02 of Regulation S-X, including the implementation guidance in Rule 11-02(b)(4) of Regulation S-X, and revise your presentation to include such adjustments in a separate column or in the "Presentation conforming adjustments -
         IFRS" column. In addition, include a separate column depicting Ranger's financial information prepared in accordance with IFRS and conforming to Baytex accounting policies preceding the Merger Transaction and Financing Transaction(s) columns.
Note 4. Estimated Preliminary Purchase Equation, page 154

3. We note your allocation of the purchase price to the fair value of net assets of Ranger includes an allocation of $213.3 million to working capital. Please revise to allocate this amount to the specific assets and liabilities included in the working capital amount.
4. We note you have assigned fair value to a deferred income tax asset when allocating the purchase price consideration; however, it is not presented on the pro forma statement of position as it appears to have been fully offset by deferred tax liabilities as indicated in
         Note 4.E. Please expand Notes 4.E and 5.f. to quantify all components which make up the single adjustment to reduce deferred tax liabilities.
General

5. We note disclosure at page 109 in the Annual Report on Form 10-K filed by Ranger Oil
       Corporation for the fiscal year ended December 31, 2022 that the information required to be disclosed in Part III will be filed as an amendment to the Form 10-K within 120 days after the end of the fiscal year covered by the Annual Report on Form 10-K. Please note
FirstName LastNameChad L. Kalmakoff
       that we will not be in a position to declare your filing effective until such time as the
Comapany    NameBaytex
       complete            Energy
                  disclosure       Corp.
                             required  by Form 10-K has been filed. Please
refer to Compliance
       and  Disclosure
April 21, 2023 Page 2   Interpretations, Securities Act Forms, Question 123.01,
for guidance.
FirstName LastName
 Chad L. Kalmakoff
FirstName   LastNameChad L. Kalmakoff
Baytex Energy   Corp.
Comapany
April       NameBaytex Energy Corp.
       21, 2023
April 321, 2023 Page 3
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jenifer
Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202)
551-8749 or Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:      Michael S. Telle